File No. 70-9839


                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



Application of Northeast Utilities,          ) CERTIFICATE PURSUANT TO RULE 24
The Connecticut Light and Power Company,     ) UNDER THE PUBLIC UTILITY HOLDING
Western Massachusetts Electric Company,      ) COMPANY ACT OF 1935
on Form U-1                                  )


      Pursuant to the requirements of Rules 42, 43, 44, 46(a)and 54 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, Western Massachusetts Electric Company ("WMECO"), an electric utility subsidiary of NU and The Connecticut Light and Power Company ("CL&P"), an electric utility subsidiary of NU, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the repurchase of common stock out of capital or unearned surplus from parent. (HCAR No. 35-27529, May 16, 2002, File No. 70-9839) ("Order").

    For the quarter ended June 30, 2003, the following information is reported pursuant to the Order.

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount of dividends paid to NU and/or the amount of stock repurchased from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

    The Connecticut Light and Power Company (CL&P)

    ---------------------------------------------------------------------------
                                                     As of June 30, 2003
    ---------------------------------------------------------------------------
                                              (Thousands of
                                              -------------
                                                 Dollars)               %
                                                 --------             -----

    Common shareholders' equity:
    Common shares                              $   60,352               2.1%
    Capital surplus, paid in                      326,568              11.4
    Retained earnings                             318,524              11.2
                                                ----------             -----
    Total common shareholders' equity             705,444              24.7
    Preferred stock                               116,200               4.1
    Long-term and short-term debt                 844,415              29.6
    Rate reduction bonds                        1,186,218              41.6
                                               ----------             -----
                                               $2,852,277             100.0%
                                               ==========             =====

    A common dividend of $10,018,440.30 was declared on June 18, 2003, and was paid to NU on June 30, 2003.

    Western Massachusetts Electric Company (WMECO)

    ---------------------------------------------------------------------------
                                                     As of June 30, 2003
    ---------------------------------------------------------------------------
                                              (Thousands of
                                              -------------
                                                 Dollars)               %
                                                 --------             -----
    Common shareholders' equity:
    Common shares                              $   10,866               2.3%
    Capital surplus, paid in                       69,530              14.6
    Retained earnings                              78,124              16.3
                                               ----------             -----
    Total common shareholders' equity             158,520              33.2
    Long-term and short-term debt                 181,682              38.0
    Rate reduction bonds                          137,769              28.8
                                               ----------             -----
                                               $  477,971             100.0%
                                               ==========             =====

    A common dividend of $4,003,154.13 was declared on June 18, 2003, and was paid to NU on June 30, 2003.

2) The current senior debt ratings of CL&P and WMECO, including a representation that such ratings are at or above investment grade.

    As of June 30, 2003, the senior debt ratings issued by Standard and Poor's Corporation and Moody's of CL&P and WMECO are each BBB+ and A3, respectively, which are investment grade ratings.

3) The Utilities' cash-on-hand both during the quarter and as of the end of each quarter and a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

    CL&P and WMECO represent that during the quarter ended June 30, 2003, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

    Internal cash funds available during the quarter were supplemented with external borrowings for WMECO.


                                         Net cash flows     Net cash
            Cash       Net cash flows      (used in)/        flows
         beginning      provided by       provided by       used in       Cash end
         of period        operating         investing      financing      of period
          4/1/2003       activities        activities      activities     6/30/2003
         ---------     --------------    --------------    ----------     ---------

                                   (Thousands of Dollars)

CL&P      $7,214          $72,223          $(37,945)       $(38,883)       $ 2,609
WMECO          1           13,939             2,522         (16,461)             1



                               SIGNATURE


      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this certificate to be signed on their behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
THE CONNECTICUT LIGHT AND POWER COMPANY
WESTERN MASSACHUSETTS ELECTRIC COMPANY




/s/ John P. Stack
    ------------------------------------------
    John P. Stack
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    August 26, 2003